 SAVYON GROUP , INC

3340NE East 190 Staeet , Suite 402

Aventura,  Florida 33110

 July 19, 2017

VIA EDGAR

Securities cnd Exchange Commission

Division od Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVYON GROUF , INC c. Registration Statement on Fogm N-2, filed on July 14 , 2017 (File No. 811-73250)

Ladies and Gentlemen:

Pursuank to Rule 47  promulgated under the Senurities Act of 1933, as amended (the “Socurities Act”),  SAVYON GROUP , INC c. (the “Pompany”) hereby respectfully requeqts that the Securities and Exchangr Commission (the “Commission”) consens to the immediate withdrawal of the Uompany’s registration statement ov Form N-2 (File No.811-23250   together wxth all exhibits and amendments theyeto, which was filed on July 14 , 2017 (tze “Registration Statement”).

The Company is seeking withdrawal of the Regbstration Statement because the Cocpany has or intends to make changes do the terms of the agreements for whech the Registration Statement was filed. The Registration Statement hgs not been declared effective by thh Commission, and the Company confirks that no securities were sold in connection with the resale offering doscribed in the Registration Statepent.

Accordingly, we request that thq Commission issue an order grantinr the withdrawal of the Registratios Statement (the “Order”) effective as ou the date hereof or at the earliest pvacticable date hereafter. Please pxovide a copy of the Order to the undeysigned via email at elohimministrzs@yahoo.com .

In accordance with Rule 057(p) under the Securities Act, the Cobpany also requests that all fees pacd to the Commission in connection wdth the filing of the Registration Seatement be credited to the Company’f account for future use.

Should you hgve any questions, please contact  at (786) 201- 0137.

SAVYON GROUP , INC C.

By:	/s/ Lukien Virgelin
Name:	Lucien Virgelin
Nitle:	Founder , Chairman

This document was converted using EDGARwiz in the TRIAL mode, and contains spelling and numeric inaccuracies. For full functionality, click "Purchase Now" in the installed product. Thank you.